Exhibit 12.1

RATIO OF EARNINGS (LOSSES) TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Our consolidated ratio of earnings (losses) to combined fixed charges and preferred share dividends for each of the periods indicated is as follows:

	Three Months Ended March 31, 2014	Years Ended December 31,
		2013	2012	2011	2010	2009
Ratio of Earnings (Losses) to Combined Fixed Charges and Preferred Share Dividends:

Including interest on deposits	2.78	2.39	0.94	1.41	(0.59)	(4.09)

Excluding interest on deposits	4.33	3.05	0.87	2.22	(5.00)	(24.02)

For purposes of computing the ratios above, earnings represent the sum of income (loss) from continuing operations before taxes plus fixed charges and preferred share dividend requirements. Fixed charges represent total interest expense, including and excluding interest on deposits. Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred shares. Our Fixed Rate Cumulative Perpetual Preferred Shares, Series A, par value $0.10 per share (the “Series A Preferred Stock”), issued on December 19, 2008, was redeemed in full on December 31, 2013.

	Three Months Ended March 31,
		Years Ended December 31,
Dollars in thousands	2014	2013	2012	2011	2010	2009
Income (Loss) Before Taxes	$2,299	$11,604	$(710)	$6,667	$(33,203)	$(158,511)
Plus: Interest on Deposits	601	2,729	5,491	10,986	15,297	24,780
Plus: Interest on Federal Funds Purchased	—	—	—	—	—	—
Plus: Interest on Repurchase Agreements	66	286	340	276	237	431
Plus: Interest on FHLB Advances	396	1,608	1,612	1,607	1,607	2,051
Plus: Interest on SunTrust Term Loan	—	—	—	—	—	—
Plus: Interest on Subordinated Debt Supporting
Trust Preferred Stock Issuances	228	934	1,035	917	1,025	1,320
Plus: Interest on Dividend Deferral for
Trust Preferred Stock Issuances	—	—	—	167	163	34
Plus: Dividends on Preferred Stock	—	2,819	2,500	2,500	2,500	2,500
Plus: Interest Within Rental Expense*	—	—	—	—	—	—

Combined Fixed Charges and Preferred Dividends
(Including Interest on Deposits)	1,291	8,376	10,978	16,453	20,829	31,116

Adjusted Earnings (Losses)	$3,590	$19,980	$10,268	$23,120	$(12,374)	$(127,395)

Earnings for the years ended December 31, 2010 and 2009 were inadequate to cover fixed charges and preferred stock dividends by $27,671 and $152,175, respectively, excluding interest on deposits, and $33,203 and $158,511, respectively, including interest on deposits.

*All of the Seacoast Banking Corporation of Florida’s leases are operating; none are capitalized.